Exhibit 99.1

Northern Dynasty: Alaska Republican Party ‘unequivocally supports development of the Pebble Mine’

August 19, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports the Alaska Republican Party has passed a resolution “in support of the responsible development of the Pebble mine.”

The Alaska Republican Party resolution dated August 9, 2020 states:

“Whereas the State of Alaska is seeking to overcome a significant economic recession and budget deficit, and Pebble Mine is projected to generate $21 million in average annual revenue for the Lake and Peninsula Borough, and $1 billion in estimated revenue for the State of Alaska; and,

“Whereas Pebble Mine is estimated to create 750-1,000 mining jobs, and an additional 1,000 mining support jobs, and the average mining wage is projected to be $100,000 annually, and would benefit individuals in an otherwise impoverished area; and,

“Whereas the Pebble Limited Partnership will further support economic development in the Bristol Bay region by paying a percent of revenue to year-round residents of Bristol Bay via a Pebble Performance Dividend (PPD), and via projects to share low-cost energy with the residents of Bristol Bay; and,

“Whereas Pebble Mine has undergone the most extensive environmental impact study in Alaska’s history and the revised proposal is for a mine that is half the size of that originally proposed, with correspondingly less environmental impact; and,

“Whereas water entering Bristol Bay as a result of mine operations totals 0.01% of water in the area and this small amount of water will also be treated for optimal fish habitat before it is released back into the environment; therefore be it:

“Resolved that the Alaska Republican Party unequivocally supports the development of Pebble Mine; and,

“Resolved that all Alaska’s leaders and the U.S. Army Corp. of Engineers are urged to move forward expeditiously with Pebble Mine’s approval and development.”

The Alaska Republican Party resolution can be viewed at https://alaskagop.net/wp-content/uploads/2020/08/Pebble-Mine-Resolution.pdf

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com